Form 40-F
period 2021-09-30
Quipt Home Medical Corp.
filed 2022-01-27
CIK 1540013

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 40-F

☐Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934

or

☒Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended: September 30, 2021	Commission File Number: 001-40413

Quipt Home Medical Corp.

(Exact name of Registrant as specified in its charter)

British Columbia, Canada (Province or other jurisdiction of incorporation or organization)	3841 (Primary Standard Industrial Classification Code Number)	98-1508109 (I.R.S. Employer Identification Number)

1019 Town Drive

Wilder, Kentucky 41076

(859) 878-2220

(Address and telephone number of Registrant’s principal executive offices)

CT Corporation System

1015 15th Street N.W., Suite 1000

Washington, DC 20005

(202) 572-3133

(Name, address (including zip code) and telephone number (including area code) of agent for service in the United States)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Shares	QIPT	The Nasdaq Capital Market

Securities registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

For annual reports, indicate by check mark the information filed with this Form:

☒ Annual information form	☒ Audited annual financial statements

Indicate the number of outstanding shares of each of the registrant’s classes of capital or common stock as of the close of the period covered by the annual report: N/A

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the registrant was required to file such reports); and (2) has been subject to such filing requirements for the past 90 days. ☒ Yes ☒ No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the Registrant was required to submit such files). ☒ Yes ☐ No

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 12b-2 of the Exchange Act.

Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

EXPLANATORY NOTE

Quipt Home Medical Corp. (the “Company”, the “Registrant”) is a Canadian issuer that is permitted, under the multijurisdictional disclosure system adopted in the United States, to prepare this Annual Report on Form 40-F pursuant to Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), in accordance with Canadian disclosure requirements. The Company is a “foreign private issuer” as defined in Rule 3b-4 under the Exchange Act. Equity securities of the Company are accordingly exempt from Sections 14(a), 14(b), 14(c), 14(f) and 16 of the Exchange Act pursuant to Rule 3a12-3.

FORWARD LOOKING STATEMENTS

This Annual Report, including the exhibits hereto (collectively, the “Form 40-F”) contains “forward-looking information” and “forward-looking statements” within the meaning of Canadian and United States securities laws (including the U.S. Private Securities Litigation Reform Act of 1995). Forward-looking statements relate to future events or future performance and reflect the expectations or beliefs of management of the Company regarding future events, and include, but are not limited to, statements with respect to: operating results; profitability; financial condition and resources; anticipated needs for working capital; liquidity; capital resources; capital expenditures; milestones; licensing milestones; information with respect to future growth and growth strategies; anticipated trends in our industry; our future financing plans; timelines; currency fluctuations; government regulation; unanticipated expenses; commercial disputes or claims; limitations on insurance coverage; and availability of cash flow to fund capital requirements.

Forward-looking information is based on the reasonable assumptions, estimates, analysis and opinions of the Company’s management made in light of its experience and its perception of trends, current conditions and expected developments, as well as other factors that management believes to be relevant and reasonable in the circumstances at the date that such statements are made, but which may prove to be incorrect. The Company believes that the assumptions and expectations reflected in such forward-looking information are reasonable.

In certain cases, forward-looking statements can be identified by the use of words such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “potential”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or statements that certain actions, events or results “will”, “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved” or the negative of these terms or comparable terminology. By their very nature, forward-looking statements require the Company to make assumptions and are subject to known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. A variety of material factors include, among others:

credit; market (including equity, commodity, foreign exchange and interest rate); liquidity; operational (including technology and infrastructure); reputational; insurance; strategic; regulatory; legal; environmental; capital adequacy; the general business and economic conditions in the regions in which the Company operates; the ability of the Company to execute on key priorities, including the successful completion of acquisitions, business retention, and strategic plans and to attract, develop and retain key executives; difficulty integrating newly acquired businesses; the ability to implement business strategies and pursue business opportunities; low profit market segments; disruptions in or attacks (including cyber-attacks) on the Company's information technology, internet, network access or other voice or data communications systems or services; the evolution of various types of fraud or other criminal behavior to which the Company is exposed; the failure of third parties to comply with their obligations to the Company or its affiliates; the impact of new and changes to, or application of, current laws and regulations; decline of reimbursement rates; dependence on few payors; possible new drug discoveries; a novel business model; dependence on key suppliers; granting of permits and licenses in a highly regulated business; the overall difficult litigation environment, including in the U.S.; increased competition; changes in foreign currency rates; loss of foreign private issuer status; increased funding costs and market volatility due to market illiquidity and competition for funding; the availability of funds and resources to pursue operations; critical accounting estimates and changes to accounting standards, policies, and methods used by the Company; the occurrence of natural and unnatural catastrophic events and claims resulting from such events; and risks related to COVID-19 including various recommendations, orders and measures of governmental authorities to try to limit the pandemic, including travel restrictions, border closures, non-essential business closures, quarantines, self-isolations, shelters-in-place and social distancing, disruptions to markets, economic activity, financing, supply chains and sales channels, and a deterioration of general economic conditions including a possible national or global recession; as well as those risk factors discussed or referred to in the Company’s disclosure documents filed with the securities regulatory authorities in certain provinces of Canada and available at www.sedar.com, as well as any other risk factors detailed from time to time in the Company’s annual information form filed as Exhibit 99.1 to this Form 40-F and the Company’s management’s discussion and analysis filed as Exhibit 99.3 to this Form 40-F.

Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. The Company provides no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. The Company does not intend, and do not assume any obligation, to update any forward-looking statements, other than as required by applicable securities laws.

These forward-looking statements are based on the reasonable beliefs, expectations and opinions of management of the Company as of the date of the AIF and MD&A. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those contained in forward-looking information, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There is no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, readers should not place undue reliance on forward-looking information or forward-looking statements. The Company does not intend, and does not assume any obligation, to update any forward-looking information or forward-looking statements, except as, and to the extent required by, applicable securities laws.

NOTE TO UNITED STATES READERS - DIFFERENCES IN UNITED STATES AND CANADIAN REPORTING PRACTICES

The Registrant is permitted, under a multijurisdictional disclosure system adopted by the United States, to prepare this report in accordance with Canadian disclosure requirements, which are different from those of the United States. The Registrant prepares its financial statements, which are filed with this Form 40-F in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and the audit is subject to Canadian auditing and auditor independence standards.

PRINCIPAL DOCUMENTS

Annual Information Form

The Registrant’s Annual Information Form for the fiscal years ended September 30, 2021 and September is filed as Exhibit 99.1 and incorporated by reference in this Annual Report on Form 40-F.

Audited Annual Financial Statements

The audited annual consolidated financial statements and notes thereto as at and for the fiscal years ended September 30, 2021 and September 30, 2020 together with the report thereon of the independent auditor are filed as Exhibit 99.2, and incorporated by reference in this Annual Report on Form 40-F.

Management Discussion and Analysis

The Registrant’s Management Discussion and Analysis for the fiscal years ended September 30, 2021 and September 30, 2020 is filed as Exhibit 99.3 and incorporated by reference in this Annual Report on Form 40-F.

CERTIFICATIONS AND DISCLOSURES REGARDING CONTOLS AND PROCEDURES

Certifications

The required certifications are included in Exhibits 99.4, 99.5, 99.6 and 99.7 of this Annual Report on Form 40-F.

Disclosure Controls and Procedures

DISCLOSURE CONTROLS AND PROCEDURES AND INTERNAL CONTROL OVER FINANCIAL REPORTING

A. Evaluation of disclosure controls and procedures. Disclosure controls and procedures are designed to ensure that (i) information required to be disclosed by the Company in reports that it files or submits to the SEC under the Exchange Act, is recorded, processed, summarized and reported within the time periods specified in applicable rules and forms and (ii) material information required to be disclosed in the Company’s reports filed under the Exchange Act is accumulated and communicated to the Company’s management, including its Chief Executive Officer (“CEO”) and its Chief Financial Officer (“CFO”), as appropriate, to allow for timely decisions regarding required disclosure.

At the end of the period covered by this report, an evaluation was carried out under the supervision of and with the participation of the Company’s management, including the CFO, of the effectiveness of the design and operation of the Company’s disclosure controls and procedures (as defined in Rule 13a-15(e) and Rule 15d-15(e) under the Exchange Act). The evaluation included documentation review, enquiries and other procedures considered by management to be appropriate in the circumstances. Based on that evaluation, the Company’s CEO and CFO have concluded that, as of September 30, 2021, due to the fact that the financial statements were not filed timely, the Company’s disclosure controls and procedures were ineffective to ensure that information required to be disclosed by the Company in the reports that the Company files or submits under the Exchange Act, is recorded, processed, summarized and reported, within the time periods specified in the Securities and Exchange Commission’s rules and forms. The company is working to engage outside consultants to initiate SOX compliance efforts to remedy the ineffective controls.

B. Management’s report on internal control over financial reporting. This Annual Report does not include a report of management’s assessment regarding internal control over financial reporting due to a transition period established by rules of the Commission for newly public companies.

C. Attestation report of the registered public accounting firm. This Annual Report does not include an attestation report of the Company’s registered public accounting firm due to a transition period established by rules of the Commission for newly public companies.

Management Report on Internal Control Over Financial Reporting

This Annual Report on Form 40-F does not include a report of management’s assessment regarding internal control over financial reporting due to a transition period established by rules of the United States Securities and Exchange Commission (the “Commission”) for newly public companies.

Attestation Report of Independent Auditor

In accordance with the United States Jumpstart Our Business Startup Act (the “JOBS Act”) enacted on April 5, 2012, the Registrant qualifies as an “emerging growth company” (an “EGC”), which entitles the Registrant to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not EGCs. Specifically, the JOBS Act defers the requirement to have the Registrant’s independent auditor assess the Registrant’s internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act. As such, the Registrant is exempted from the requirement to include an auditor attestation report in this Form 40-F for so long as the Registrant remains an EGC, which may be for as long as five years following its initial registration in the United States.

Changes in Internal Control over Financial Reporting

During the year ended September 30, 2021, there were no changes in the Registrant’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Registrant’s internal control over financial reporting.

NOTICES PURSUANT TO REGULATION BTR

The Company was not required by Rule 104 of Regulation BTR to send any notices to any of its directors or executive officers during the fiscal year ended September 30, 2021.

AUDIT COMMITTEE

Audit Committee

The board of directors of the Company (the “Board”) has a separately designated standing audit committee (the “Audit Committee”) established in accordance with Section 3(a)(58)(A) of the Exchange Act and satisfies the requirements of Exchange Act Rule 10A-3. As of September 30, 2021, the Company’s Audit Committee was comprised of three directors, each of which, were in the opinion of the Company’s Board, are independent (as determined under Rule 10A-3 of the Exchange Act and applicable Nasdaq rules) and were financially literate, D. Eugene Ewing (Chair), Kevin A. Carter and Mark Greenberg.  On January 12, 2022, the Company announced the passing of Mr. Ewing.   Based on Mr. Ewing’s passing, the Audit Committee currently is comprised of two directors, each of which, in the opinion of the Company’s Board, are independent (as determined under Rule 10A-3 of the Exchange Act and applicable Nasdaq rules) and are financially literate.  The Board has begun the process of identifying qualified candidates to join the Board and expects to appoint a candidate to fulfill the role of Independent Director and Chair of the Audit Committee.

Audit Committee Financial Expert

The Board has determined that Mr. Ewing, former Chair of the Audit Committee as of September 30, 2021, qualified as an “audit committee financial expert” within the meaning of Item 407 of Regulation S-K. Based upon the passing of Mr. Ewing, the Board has begun the process of identifying qualified candidates to join the Board and expects to appoint a candidate to fulfill the role of Chair of the Audit Committee and expects such person will qualify as an “audit committee financial expert” within the meaning of Item 407 of Regulation S-K.  The Board has further determined that all members of the Audit Committee are “independent” within the meaning of applicable Commission regulations and the listing standards of the Nasdaq Stock Market LLC.

The Commission has indicated that the designation of a person as an audit committee financial expert does not make such person an “expert’ for any purpose, or impose any duties, obligations or liability on such person that are greater than those imposed on member of the audit committee and the board of directors who do not carry this designation, or affect the duties, obligations or liability of any other member of the audit committee or board of directors.

CODE OF ETHICS

The Registrant has adopted a written Code of Business Conduct and Ethics (the "Code") that is applicable to all employees, contractors, consultants, officers and directors of the Registrant, and [can be found on the Registrant’s website at www.quipthomemedical.com.

All departures from, all amendments to the Code, and all waivers of the Code with respect to any of the senior officers covered by it, which waiver may be made only by the board of directors of the Registrant in respect of senior officers, will be disclosed as required. The Code is located on the Registrant's website at www.quipthomemedical.com. Information contained in or otherwise accessible through the Registrant's website does not form part of this Form 40-F and is not incorporated into this Form 40-F by reference.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

MNP LLP, chartered professional accountants, acted as the independent registered public accounting firm of the Registrant for the fiscal year ended September 30, 2021. See the section “External Auditor Matters” in our Annual Information Form, attached as Exhibit 99.1 to this Annual Report, which section is incorporated by reference herein, for the total amount billed to the Company by MNP LLP, for services performed in the last two fiscal years by category of service (for audit fees, audit related fees, tax fees and all other fees)..

The Registrant's audit committee has adopted a pre-approval policy. Under this policy, all non-audit services must be pre-approved by the Audit Committee. The Registrant did not rely on the de minimis exemption provided by Section (c)(7) (i)(C) of Rule 2-01 of Regulation S-X.

OFF-BALANCE SHEET ARRANGEMENTS

The Registrant has not entered into any “off-balance sheet arrangements”, as defined in General Instruction B(11) to Form 40-F, that have or are reasonably likely to have a current or future effect on the Registrant’s financial condition, changes in financial condition, revenues, expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The information provided under the heading “Contractual Obligations and Contingencies”, in Exhibit 99.3, the Company’s 2021 MD&A is incorporated by reference herein.

MINE SAFETY DISCLOSURE

Not applicable.

UNDERTAKING

The Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to: the securities registered pursuant to Form 40-F; the securities in relation to which the obligation to file an Annual Report on Form 40-F arises; or transactions in said securities.

CONSENT TO SERVICE OF PROCESS

The Registrant has previously filed with the Commission a written irrevocable consent and power of attorney on Form F-X. Any change to the name or address of the Registrant's agent for service shall be communicated promptly to the Commission by amendment to the Form F-X referencing the file number of the Registrant.

EXHIBIT INDEX

The following documents are being filed with the Commission as Exhibits to this Form 40-F:

Exhibit	Description

99.1

Annual Information Form for the year ended September 30, 2021, dated as of December 29, 2021 (incorporated by reference to Exhibit 99.1 to the Registrant’s From 6-K filed with the Securities and Exchange Commission on January 3, 2022 (File Number 001-40413).

99.2

Audited Annual Consolidated Financial Statements and notes thereto as at and for the fiscal years ended September 30, 2021 and September 30, 2020 together with the report thereon of the independent auditor

99.3	Management’s Discussion and Analysis for the years ended September 30, 2021 and September 30, 2020
99.4	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) or 15d-14 of the Securities Exchange Act of 1934
99.5	Certification of Chief Financial Officer required by Rules 13a-14(a) or 15d-14 of the Securities Exchange Act of 1934
99.6	Certification of Chief Executive Officer pursuant to 18 U.S.C. 1350
99.7	Certification of Chief Financial Officer pursuant to 18 U.S.C. 1350
99.8	Consent of MNP LLP, Chartered Professional Accountants
101.INS	Inline XBRL Instance Document (the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document)
101.SCH	Inline XBRL Taxonomy Extension Schema Document
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized.

QUIPT HOME MEDICAL CORP.

By:	/s/ Gregory Crawford
Name: Gregory Crawford
Title: Chief Executive Officer

Date: January 27, 2022