Form 40-F
period 2022-09-30
Quipt Home Medical Corp.
filed 2022-12-23
CIK 1540013

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 40-F

☐Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934

or

☒Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended: September 30, 2022	Commission File Number: 001-40413

Quipt Home Medical Corp.

(Exact name of Registrant as specified in its charter)

British Columbia, Canada (Province or other jurisdiction of incorporation or organization)	3841 (Primary Standard Industrial Classification Code Number)	98-1508109 (I.R.S. Employer Identification Number)

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

Indicate the number of outstanding shares of each of the registrant’s classes of capital or common stock as of the close of the period covered by the annual report: 35,605,280 common shares

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the registrant was required to file such reports); and (2) has been subject to such filing requirements for the past 90 days. ☒ Yes ☐ No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the Registrant was required to submit such files). ☒ Yes ☐ No

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 12b-2 of the Exchange Act.

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

NOTE TO UNITED STATES READERS - DIFFERENCES IN UNITED STATES AND CANADIAN REPORTING PRACTICES

The Registrant is permitted, under a multijurisdictional disclosure system adopted by the United States, to prepare this report in accordance with Canadian disclosure requirements, which are different from those of the United States. The Registrant prepares its financial statements, which are filed with this Form 40-F in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and the audits are subject to Public Company Accounting Oversight Board (PCAOB) audit and auditor independence standards.

PRINCIPAL DOCUMENTS

Annual Information Form

The Registrant’s Annual Information Form for the fiscal years ended September 30, 2022 and September 30, 2021 is filed as Exhibit 99.1 and incorporated by reference in this Annual Report on Form 40-F.

Audited Annual Financial Statements

The audited annual consolidated financial statements and notes thereto as at and for the fiscal years ended September 30, 2022 and September 30, 2021 together with the reports thereon of the independent registered public accounting firms are filed as Exhibit 99.2, and incorporated by reference in this Annual Report on Form 40-F.

Management Discussion and Analysis

The Registrant’s Management Discussion and Analysis for the fiscal years ended September 30, 2022 and September 30, 2021 is filed as Exhibit 99.3 and incorporated by reference in this Annual Report on Form 40-F.

CERTIFICATIONS AND DISCLOSURES REGARDING CONTOLS AND PROCEDURES

Certifications

The required certifications are included in Exhibits 99.4, 99.5, 99.6 and 99.7 of this Annual Report on Form 40-F.

DISCLOSURE CONTROLS AND PROCEDURES AND INTERNAL CONTROL OVER FINANCIAL REPORTING

Evaluation of disclosure controls and procedures. Disclosure controls and procedures are designed to ensure that (i) information required to be disclosed by the Company in reports that it files or submits to the SEC under the Exchange Act, is recorded, processed, summarized and reported within the time periods specified in applicable rules and forms and (ii) information required to be disclosed in the Company’s reports filed under the Exchange Act is accumulated and communicated to the Company’s management, including its Chief Executive Officer (“CEO”) and its Chief Financial Officer (“CFO”), as appropriate, to allow for timely decisions regarding required disclosureBased on our assessment as of September 30, 2022, Management concluded that our disclosure controls and procedures were ineffective.

Management’s report on internal control over financial reporting. Management of the Company is responsible for establishing and maintaining adequate "internal control over financial reporting" (as such term is defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act). The Company's management, under the supervision of the CEO and CFO, and effected by the Company’s board of directors evaluated the effectiveness of ICFR.  Management has concluded that as of September 30, 2022, internal control over financial reporting was ineffective. Specifically, management concluded that the following material weaknesses existed as of September 30, 2022:

●	Management did not maintain appropriately designed entity-level controls impacting the control environment, risk assessment procedures, and effective monitoring activities. These deficiencies were attributed to: (i) Management has not finalized the design and implementation, or retain appropriate documentation, of formal accounting policies, procedures and controls across substantially all of the Company’s business processes, (ii) ineffective identification and formal assessment of overall business risks, and (iii) ineffective evaluation and determination as to whether the components of internal control were present and functioning.

●	Management did not maintain effective information technology general controls in the areas of user access management and segregation of duties within its systems supporting the Company’s accounting and financial reporting processes. Many of the Company’s manual controls dependent upon the information derived from these information technology systems were also ineffective, as management did not design and implement controls to validate the completeness and accuracy of underlying data utilized in the operation of those manual controls.

●	Management did not design and maintain effective controls over certain aspects of its revenue recognition process and related accounts, including controls around the classification of certain contracts as operating leases under IFRS 16.

●	Management did not appropriately design and implement management review controls at a sufficient level of precision around complex accounting areas and disclosure including business combinations and forecasts associated with intangible assets.

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

Changes in Internal Control over Financial Reporting

During the year ended September 30, 2022, with outside consultants, the Company embarked upon a project to document, review, update, and evaluate internal controls over financial reporting and disclosure controls. While this project is still in process, the impact during the year ended September 30, 2022 caused changes in internal controls. The changes included review, assessment, documentation, and formalization of existing internal controls as well as identifying additional controls to increase risk mitigation and increase accuracy in financial reporting. This internal control project is anchored in the framework and criteria established in Internal Control - Integrated Framework, issued by the 2013 Committee of Sponsoring Organizations of the Treadway Commission.

NOTICES PURSUANT TO REGULATION BTR

The Company was not required by Rule 104 of Regulation BTR to send any notices to any of its directors or executive officers during the fiscal year ended September 30, 2022.

AUDIT COMMITTEE

Audit Committee

The board of directors of the Company (the “Board”) has a separately designated standing audit committee (the “Audit Committee”) established in accordance with Section 3(a)(58)(A) of the Exchange Act and satisfies the requirements of Exchange Act Rule 10A-3. As of September 30, 2022, the Company’s Audit Committee was comprised of three directors, each of which, were in the opinion of the Company’s Board, are independent (as determined under Rule 10A-3 of the Exchange Act and applicable Nasdaq rules) and were financially literate, Brian J.Wessel (Chair), Kevin A. Carter, and Mark Greenberg.

Audit Committee Financial Expert

The Board has determined that Mr. Wessel, Chair of the Audit Committee as of September 30, 2022, qualified as an “audit committee financial expert” within the meaning of Item 407 of Regulation S-K.

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

CODE OF ETHICS

The Registrant has adopted a written Code of Business Conduct and Ethics (the "Code") that is applicable to all employees, contractors, consultants, officers and directors of the Registrant, and can be found on the Registrant’s website at https://quipthomemedical.com/corporate-ethics-policy/.

All departures from, all amendments to the Code, and all waivers of the Code with respect to any of the senior officers covered by it, which waiver may be made only by the board of directors of the Registrant in respect of senior officers, will be disclosed as required. The Code is located on the Registrant's website at https://quipthomemedical.com/corporate-ethics-policy/. Information contained in or otherwise accessible through the Registrant's website does not form part of this Form 40-F and is not incorporated into this Form 40-F by reference.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

BDO USA LLP, acted as the independent registered public accounting firm of the Registrant for the fiscal year ended September 30, 2022. MNP LLP, chartered professional accountants, acted as the independent registered public accounting firm of the Registrant for the fiscal year ended September 30, 2021. See the section “External Auditor Matters” in our Annual Information Form, attached as Exhibit 99.1 to this Annual Report, which section is incorporated by reference herein, for the total amount billed to the Company by BDO USA LLP, for services performed in the last fiscal year ended September 30, 2022 and by MNP LLP, for services performed in the fiscal year ended September 30, 2021, by category of service (for audit fees, audit related fees, tax fees and all other fees).

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

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The information provided under the heading “Tabular Disclosre of Contractual Obligations,” in Exhibit 99.3, the Company’s 2022 MD&A is incorporated by reference herein.

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

EXHIBIT INDEX

The following documents are being filed with the Commission as Exhibits to this Form 40-F:

Exhibit	Description

99.1	Annual Information Form for the year ended September 30, 2022, dated as of December 23, 2022
99.2

Audited Annual Consolidated Financial Statements and notes thereto as at and for the fiscal years ended September 30, 2022 and September 30, 2021 together with the report thereon of the independent auditor

99.3	Management’s Discussion and Analysis for the years ended September 30, 2022 and September 30, 2021
99.4	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) or 15d-14 of the Securities Exchange Act of 1934
99.5	Certification of Chief Financial Officer required by Rules 13a-14(a) or 15d-14 of the Securities Exchange Act of 1934
99.6	Certification of Chief Executive Officer pursuant to 18 U.S.C. 1350
99.7	Certification of Chief Financial Officer pursuant to 18 U.S.C. 1350
99.8	Consent of BDO USA LLP
99.9	Consent of MNP LLP, Chartered Professional Accountants
101.INS	Inline XBRL Instance Document (the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document)
101.SCH	Inline XBRL Taxonomy Extension Schema Document
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized.

QUIPT HOME MEDICAL CORP.

By:	/s/ Gregory Crawford
Name: Gregory Crawford
Title: Chief Executive Officer

Date: December 23, 2022