Form 40-F
period 2023-09-30
Quipt Home Medical Corp.
filed 2023-12-22
CIK 1540013

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 40-F

☐Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934

or

☒Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended: September 30, 2023	Commission File Number: 001-40413

Quipt Home Medical Corp.

(Exact name of Registrant as specified in its charter)

British Columbia, Canada (Province or other jurisdiction of incorporation or organization)	3841 (Primary Standard Industrial Classification Code Number)	98-1508109 (I.R.S. Employer Identification Number)

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

NOTE TO UNITED STATES READERS - DIFFERENCES IN UNITED STATES AND CANADIAN REPORTING PRACTICES

The Registrant is a foreign private issuer and its common shares are listed on the Nasdaq Global Select Market (“Nasdaq”). Nasdaq Rule 5615(a)(3) permits a foreign private issuer to follow its home country practice in lieu of the requirements of the Rule 5600 Series, the requirement to distribute annual and interim reports set forth in Nasdaq Rule 5250(d), and the Direct Registration Program requirement set forth in Nasdaq Rules 5210(c) and 5255; provided, however, that such issuer shall still comply with the Notification of Material Noncompliance requirement (Nasdaq Rule 5625), the Voting Rights requirement (Nasdaq Rule 5640), have an audit committee that satisfies Nasdaq Rule 5605(c)(3), and ensure that such audit committee’s members meet the independence requirement in Nasdaq Rule 5605(c)(2)(A)(ii).

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

The foregoing is consistent with the laws, customs and practices in the Province of British Columbia and Canada more generally.

PRINCIPAL DOCUMENTS

Annual Information Form

The Registrant’s Annual Information Form for the fiscal year ended September 30, 2023 is filed as Exhibit 99.1 and incorporated by reference in this Annual Report on Form 40-F.

Audited Annual Financial Statements

The audited annual consolidated financial statements and notes thereto as at and for the fiscal years ended September 30, 2023 and 2022, together with the report thereon of the independent registered public accounting firm are filed as Exhibit 99.2, and incorporated by reference in this Annual Report on Form 40-F.

Management Discussion and Analysis

The Registrant’s Management Discussion and Analysis for the fiscal years ended September 30, 2023 and 2022 is filed as Exhibit 99.3 and incorporated by reference in this Annual Report on Form 40-F.

CERTIFICATIONS AND DISCLOSURES REGARDING CONTOLS AND PROCEDURES

Certifications

The required certifications are included in Exhibits 99.4, 99.5, 99.6 and 99.7 of this Annual Report on Form 40-F.

DISCLOSURE CONTROLS AND PROCEDURES AND INTERNAL CONTROL OVER FINANCIAL REPORTING

Evaluation of disclosure controls and procedures.

Disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e)) under the Exchange Act) are designed to provide reasonable assurance that (i) information required to be disclosed by the Company in reports that it files or submits to the Canadian securities regulatory authorities or the SEC, as applicable, is recorded, processed, summarized and reported within the time periods specified in applicable rules and forms and (ii) material information required to be disclosed in the Company’s reports filed with the Canadian securities regulatory authorities or the SEC, as applicable, is accumulated and communicated to the Company’s management, including its Chief Executive Officer (“CEO”) and its Chief Financial Officer (“CFO”), as appropriate, to allow for timely decisions regarding required disclosure. It should be noted that, because of inherent limitations, our disclosure controls and procedures, however well designed and operated, can provide only reasonable, and not absolute, assurance that the objectives of the disclosure controls and procedures are met.

As required by paragraph (b) of Rule 13a-15 under the Exchange Act, we carried out an evaluation under the supervision and with the participation of our management, including our Chief Executive Officer and our Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures as of the end of the period covered by this report. Based on such evaluation, our Chief Executive Officer and our Chief Financial Officer have concluded that our disclosure controls and procedures were not effective as of the end of the period covered by this report.

Management’s report on internal control over financial reporting.

Management of the Company is responsible for establishing and maintaining adequate "ICFR" (as such term is defined in National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) and "internal control over financial reporting" (as such term is defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) (together, “ICFR”). Our internal control over financial reporting is a process that is designed under the supervision of our Chief Executive Officer and Chief Financial Officer, and effected by our Board of Directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. Our internal control over financial reporting includes those policies and procedures that:

•	Pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets;
•	Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS and that receipts and expenditures recorded by us are being made only in accordance with authorizations of our management and Board of Directors; and
•	Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on our financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies and procedures may deteriorate.

We completed the acquisitions of Great Elm on January 3, 2023, and of Southern Pharmeceuticals Corporation (“Southern”) on September 1, 2023. We are continuing to integrate our internal controls and procedures with Great Elm and Southern. As permitted by the SEC staff guidance for newly acquired businesses, our report on our internal control over financial reporting for the year ended September 30, 2023, includes a scope exception for the acquired Great Elm and Southern businesses. Great Elm and Southern accounted for 40% of total assets as of September 30, 2023, and 23% of total revenues of the Company for the year ended September 30, 2023.

Management has conducted its evaluation of the effectiveness of internal control over financial reporting as of September 30, 2023, based on the framework in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Management's assessment included an evaluation of the design of our internal control over financial reporting and testing the operational effectiveness of our internal control over financial reporting. Management reviewed the results of the assessment with the Audit Committee of the Board of Directors. Based on its assessment and review with the Audit Committee, management concluded that, as of September 30, 2023, the Company’s internal control over financial reporting was not effective. Specifically, management did not consistently execute controls to validate the completeness and accuracy of underlying data utilized in the operation of certain manual controls.

Changes in internal control over financial reporting.

During the year ended September 30, 2023, with the assistance of outside consultants, the Company enhanced and developed the design, execution, assessment and documentation of its internal controls over financial reporting and disclosure controls to remediate the material weaknesses identified and reported as of September 30, 2022. There have been no other changes in our internal control over financial reporting (as described in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) during the quarter ended September 30, 2023, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

NOTICES PURSUANT TO REGULATION BTR

The Company was not required by Rule 104 of Regulation BTR to send any notices to any of its directors or executive officers during the fiscal year ended September 30, 2023.

AUDIT COMMITTEE

Audit Committee

The board of directors of the Company (the “Board”) has a separately designated standing audit committee (the “Audit Committee”) established in accordance with Section 3(a)(58)(A) of the Exchange Act and satisfies the requirements of Exchange Act Rule 10A-3. As of September 30, 2023, the Company’s Audit Committee was comprised of three directors, each of which, were in the opinion of the Company’s Board, are independent (as determined under Rule 10A-3 of the Exchange Act and applicable Nasdaq rules) and were financially literate, Brian J.Wessel (Chair), Kevin A. Carter, and Mark Greenberg.

Audit Committee Financial Expert

The Board has determined that Mr. Wessel, Chair of the Audit Committee as of September 30, 2023, qualified as an “audit committee financial expert” within the meaning of Item 407 of Regulation S-K.

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

PRINCIPAL ACCOUNTANT FEES AND SERVICES

BDO USA, P.C., acted as the independent registered public accounting firm of the Registrant for the fiscal years ended September 30, 2023 and 2022.

See the section “External Auditor Matters” in our Annual Information Form, attached as Exhibit 99.1 to this Annual Report, which section is incorporated by reference herein, for the total amount billed to the Company by BDO USA, P.C., for services performed in the last fiscal year ended September 30, 2023 and 2022, by category of service (for audit fees, audit related fees, tax fees and all other fees).

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

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The information provided under the heading “Tabular Disclosre of Contractual Obligations,” in Exhibit 99.3, the Company’s 2023 MD&A is incorporated by reference herein.

BOARD DIVERSITY MATRIX

The table below reports self-identified diversity statistics for the Board of Directors of the Registrant as required by NASDAQ Rule 5606:

Board Diversity Matrix for Quipt Home Medical Corp. As of December 13, 2023 To be completed by Foreign Issuers (with principal executive offices outside of the U.S.) and Foreign Private Issuers
Country of Principal Executive Offices	United States
Foreign Private Issuer	Yes
Disclosure Prohibited Under Home Country Law	No
Total Number of Directors	4
	Female	Male	Non-Binary	Did Not Disclose Gender
Part I: Gender Identity
Directors	-	4	-	-
Part II: Demographic Background
Underrepresented Individual in Home Country Jurisdiction	-	-	-	-
LGBTQ+	-	-	-	-
Did Not Disclose Demographic Background	-	-	-	-

Under Rule 5606(f)(2) and Rule 5606(f)(6) of the Nasdaq Listing Rules, we are required to have, or disclose why we do not have, at least one “diverse” (as such term is defined in Rule 5606(f)(3)(B) of the Nasdaq Listing Rules) director by December 31, 2023.   As of December 13, 2023, we did not have at least one diverse director because we have not yet identified a suitable candidate.

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

EXHIBIT INDEX

The following documents are being filed with the Commission as Exhibits to this Form 40-F:

Exhibit	Description

99.1	Annual Information Form for the year ended September 30, 2023, dated as of December 21, 2023
99.2	Audited Annual Consolidated Financial Statements and notes thereto as at and for the fiscal years ended September 30, 2023 and 2022 together with the report thereon of the independent auditor
99.3	Management’s Discussion and Analysis for the years ended September 30, 2023 and 2022
99.4	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) or 15d-14 of the Securities Exchange Act of 1934
99.5	Certification of Chief Financial Officer required by Rules 13a-14(a) or 15d-14 of the Securities Exchange Act of 1934
99.6	Certification of Chief Executive Officer pursuant to 18 U.S.C. 1350
99.7	Certification of Chief Financial Officer pursuant to 18 U.S.C. 1350
99.8	Consent of BDO USA, P.C.

101.INS	Inline XBRL Instance Document (the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document)
101.SCH	Inline XBRL Taxonomy Extension Schema Document
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized.

QUIPT HOME MEDICAL CORP.

By:	/s/ Gregory Crawford
Name: Gregory Crawford
Title: Chief Executive Officer

Date: December 21, 2023