Form 40-F/A
period 2023-09-30
Quipt Home Medical Corp.
filed 2024-04-02
CIK 1540013

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 40-F/A

AMENDMENT NO. 1

☐ Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934

or

☒ Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 35,605,280 common shares

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the registrant was required to file such reports); and (2) has been subject to such filing requirements for the past 90 days. ☒ Yes ☐ No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the Registrant was required to submit such files). ☒ Yes ☐ No

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 12b-2 of the Exchange Act.

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

EXPLANATORY NOTE

This Amendment No. 1 (this “Amendment”) amends the Annual Report on Form 40-F of Quipt Home Medical Corp. (the “Company”), which was filed with the U.S. Securities and Exchange Commission (the “Commission”) on December 22, 2023 (the “Original Annual Report”). This Amendment is being filed solely in order to file an amended Exhibit 99.3, Management’s Discussion and Analysis for the years ended September 30, 2023 and 2022. In addition, pursuant to the rules of the Commission, this Amendment also contains (i) new certifications required by Rule 13a-14(a) or Rule 15d-14(a), pursuant to Section 302 of the Sarbanes-Oxley Act of 2002; and (ii) new certifications required by 18 U.S.C. Section 1350, as enacted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

Other than as expressly set forth herein, this Amendment does not, and does not purport to, amend, update, or restate the information in any item of the Original Annual Report or reflect any events occurring after the filing of the Original Annual Report. Accordingly, this Amendment should be read in conjunction with the Original Annual Report.

EXHIBIT INDEX

The following documents are being filed with the Commission as Exhibits to this Form 40-F:

Exhibit	Description

99.1*	Annual Information Form for the year ended September 30, 2023, dated as of December 21, 2023

99.2*	Audited Annual Consolidated Financial Statements and notes thereto as at and for the fiscal years ended September 30, 2023 and 2022 together with the report thereon of the independent auditor

99.3**	Management’s Discussion and Analysis (Amended & Restated) for the years ended September 30, 2023 and 2022

99.4**	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) or 15d-14 of the Securities Exchange Act of 1934

99.5**	Certification of Chief Financial Officer required by Rules 13a-14(a) or 15d-14 of the Securities Exchange Act of 1934

99.6**	Certification of Chief Executive Officer pursuant to 18 U.S.C. 1350

99.7**	Certification of Chief Financial Officer pursuant to 18 U.S.C. 1350

99.8*	Consent of BDO USA, P.C.

101.INS*	Inline XBRL Instance Document (the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document)

101.SCH*	Inline XBRL Taxonomy Extension Schema Document

101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document

101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document

101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document

104**	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

* Previously filed.

** Filed herewith.

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Company certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this Amendment No. 1 to the annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

QUIPT HOME MEDICAL CORP.

By:	/s/ Gregory Crawford
Name:	Gregory Crawford
Title:	Chief Executive Officer

Date: April 2, 2024